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                                                                   EXHIBIT 20.1

                              CIRCON NEWS RELEASE

                   CIRCON COMPLETES MERGER WITH CABOT MEDICAL

Circon Corporation, Santa Barbara, California (NASDAQ-NMS:CCON) -- Richard A. Auhll, Chairman and President, announced that Circon completed today the previously announced Merger with Cabot Medical Corporation. This creates the largest publicly-traded minimally invasive surgery company in the fields of urology and gynecology. The Cabot and Circon stockholders approved the merger on August 25 by a substantial majority vote. Approximately 4.3 million Circon shares are being issued to Cabot stockholders in connection with the Merger. As a result of the Merger, Cabot's stock will cease to be traded by NASDAQ as of August 28, 1995.

Circon is the largest U.S. producer of medical endoscopes and video systems and, selling under the trademark of CIRCON ACMI, has the largest share of the U.S. urology endoscope market. In the fiscal year ended December 31, 1994, Circon had sales of $88.9 million, operating income of $5.6 million and net income of $3.8 million.

Cabot is the largest U.S. producer of gynecology sterilization and gynecology-laparoscopy suction/irrigation devices and, selling under the Surgitek trademark, has the largest share of the U.S. urology premium stent market. In the fiscal year ended October 31, 1994, Cabot had sales of $68.1 million, operating income of $8.7 million and net income of $3.1 million.

In a joint statement, Richard A. Auhll and Warren G. Wood, Chief Executive Officers of Circon and Cabot, respectively, expressed their enthusiasm about the merger and the synergism of the combined company. "Circon and Cabot products are very complementary with little overlap. They are often used by the same doctors and in the same procedures. Circon has a very strong position in hardware products such as endoscopes and video systems. Cabot, on the other hand, has a very strong position in disposable products such as urological stents and laparoscopic suction/irrigation devices. The combination creates one of the premier minimally invasive surgery companies in the fields of urology and gynecology, " said Auhll.

"This merger positions the combined company to excel in the rapidly changing healthcare market. The new company will be a larger and more efficient organization, with significant opportunity to improve operations and reduce operating expenses at all levels. Further, with an expanded product line and a combined USA direct sales force of 150 representatives - one of the largest in the field of endoscopy - the merged company will be well positioned to increase its penetration of the hospital market," said Wood.

Contact:         R. Bruce Thompson                              August 28, 1995
                 Executive Vice President
                 Chief Financial Officer
                 (805) 685-5100